Exhibit 99.1

VCI Global Announces IPO for Wholly Owned Consulting Arm, Unlocking New Growth Opportunities

KUALA LUMPUR, Malaysia, Jan. 07, 2025 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global,” or the “Company”), today announced the carve-out of its wholly owned subsidiary, V Capital Consulting Group Limited (“VCCG”), for listing on the Nasdaq Capital Market. VCIG will retain majority control of VCCG. This strategic initiative aims to enable both companies to focus on their core competencies, better serve their respective markets, and enhance growth potential and value creation for shareholders.

The carve-out has been executed pursuant to the Stock Sale and Business Separation Agreement entered into on December 30, 2024, through the sale of VCI Global’s subsidiaries V Capital Consulting Limited and V Capital Advisory Sdn. Bhd. to VCCG. This strategic move is designed to unlock value for shareholders by allowing both businesses to fully realize their potential. By operating as two listed entities, VCI Global and VCCG will gain greater flexibility to pursue tailored growth strategies, optimize their operational structures, and enhance financial performance.

Following the carve-out, VCI Global will intensify its focus on expanding operations in high-growth sectors, including fintech, data center, AI & robotics, renewable energy and cybersecurity. This realignment will allow VCI Global to leverage its strengths, drive innovation, and foster sustainable growth in these sectors.

Meanwhile, VCCG will continue to focus on corporate advisory, specializing in capital market advisory for pre-IPO, IPO, and post-IPO exercises, M&A advisory, and strategic private executive advisory services. The demand for capital market consultancy services is rising due to heightened market activities and regulatory complexities. According to KBV Research, the global strategy consulting market is projected to reach around US$95 billion by 2031, growing at a compound annual growth rate (CAGR) of 11.3% from 2023 to 2031. This trend is further evidenced by the 66 IPOs listed on Nasdaq during the first half of 2024, representing a 71% success rate for Nasdaq-eligible operating company IPOs in the U.S. market. These trends highlight the substantial market opportunities for VCCG to expand its service offerings and client base. With a dedicated focus, VCCG will be better positioned to meet the increasing demand for expert consultancy services in IPOs, M&As, and strategic capital market planning.

The carve-out listing is expected to be completed by the end of the first quarter of 2025, subject to customary closing conditions and the satisfaction of regulatory requirements.

“This carve-out represents a pivotal step in our growth strategy, enabling both VCIG and VCCG to refine their focus and align their resources more effectively. Building on our proven track record of successfully listing companies such as VCI Global Limited, YY Group Holding Limited, and Founder Group Limited, we are committed to delivering substantial value to shareholders. We look forward to welcoming more Nasdaq IPOs in 2025, capitalizing on emerging opportunities in their respective markets,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified holding company headquartered in Kuala Lumpur, Malaysia. The Company operates through five core businesses: Capital Market Consultancy, Fintech, Real Estate, AI & Robotics, and Cybersecurity. In Capital Market Consultancy, we provide IPO solutions, investor relations (IR) and public relations (PR) consultancy, and M&A consultancy. Our Fintech arm offers a proprietary financing platform. In Real Estate, we offer specialized real estate consultancy services. The AI business delivers GPU servers, GPU cloud computing services, AI and large language model (LLM) solutions, while the Robotics segment focuses on post-harvest robotics systems. Our Cybersecurity segment provides comprehensive cybersecurity consultancy services and solutions. Committed to fostering innovation and delivering exceptional value, VCI Global has established a strong presence across the Asia-Pacific region, the United States, Europe, and the Middle East, driving growth and transformation on a global scale.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

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